SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A/2

Under the Securities Exchange Act of 1934

FAMOUS DAVE'S OF AMERICA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

307068106
 (CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	37,695
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	37,695
11	Aggregate Amount Beneficially Owned by Each Reporting Person	37,695
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	0.42%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Focused Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	78,403
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	78,403
11	Aggregate Amount Beneficially Owned by Each Reporting Person	78,403
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	0.87%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Spectrum Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,569,458
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,569,458
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,569,458
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	17.34%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,685,556
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,685,556
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,685,556
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	18.62%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,685,556
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,685,556
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,685,556
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	18.62%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,685,556
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,685,556
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,685,556
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	18.62%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 307068106
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) 
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,685,556
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,685,556
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,685,556
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 
13	Percent of Class Represented by Amount in Row (11)	18.62%
14	Type of Reporting Person (See Instructions)	IN

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") modifies and supplements the Schedule 13D initially filed on June 22, 2015 (the "Original Statement"), as amended by Amendment No. 1 filed on March 19, 2018 (the Original Statement, as amended, the "Statement"), with respect to the common stock, $0.01 par value per share (the "Common Stock") of Famous Dave's of America, Inc. (the "Company"). Except to the extent supplemented or amended by the information contained in this Amendment No. 2, the Original Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

The Purchasing Entities acquired an aggregate of 352,845 shares of Common Stock at a cost of $1,234,957.50 in the Company's rights offering described in the Form 424B4 filed by the Company with the Commission on March 12, 2018.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 9,052,392 shares of Common Stock issued and outstanding following the rights offering, as reported to us directly by the Issuer)) are as follows:
Debello Investors LLC
a)		Amount beneficially owned: 37,695	Percentage: 0.42%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	37,695
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	37,695
Wexford Focused Investors LLC
a)		Amount beneficially owned: 78,403	Percentage: 0.87%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	78,403
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	78,403
Wexford Spectrum Investors LLC
a)		Amount beneficially owned: 1,569,458	Percentage: 17.34%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,569,458
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,569,458
Wexford Capital LP
a)		Amount beneficially owned: 1,685,556	Percentage: 18.62%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,685,556
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,685,556
Wexford GP LLC
a)		Amount beneficially owned: 1,685,556	Percentage: 18.62%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,685,556
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,685,556
Charles E. Davidson
a)		Amount beneficially owned: 1,685,556	Percentage: 18.62%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,685,556
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,685,556
Joseph M. Jacobs
a)		Amount beneficially owned: 1,685,556	Percentage: 18.62%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,685,556
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,685,556

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Purchasing Entities. Wexford Capital may, by reason of its status as manager of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Wexford GP, Wexford Capital, Davidson and Jacobs, shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of the Purchasing Entities.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 2.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2018	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD FOCUSED INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON